EXHIBIT 99.1

FirstService Reports Very Strong Fourth Quarter Results

Strong Organic Growth Supported by Robust Restoration Activity

Operating highlights:

	Three months ended		Year ended
	December 31		December 31
	2020	2019	2020	2019

Revenues (millions)	$775.1	$675.6	$2,772.4	$2,407.4
Adjusted EBITDA (millions) (note 1)	79.9	63.9	283.7	235.2
Adjusted EPS (note 2)	1.02	0.66	3.46	3.00

GAAP Operating Earnings	49.4	31.4	169.4	(174.4)	(1)
GAAP EPS	0.50	0.13	2.02	(6.58)	(1)

(1) Includes $314.4 million of expense associated with the settlement of the long-term incentive arrangement with FirstService's Founder and Chairman.

TORONTO, Feb. 09, 2021 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today announced very strong fourth quarter and full year results for the year ended December 31, 2020. All amounts are in US dollars.

Revenues for the fourth quarter were $775.1 million, a 15% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) was $79.9 million, up 25%, and Adjusted EPS (note 2) was $1.02, up 55% from the prior year quarter. GAAP Operating Earnings were $49.4 million, relative to $31.4 million in the prior year period. GAAP diluted EPS was $0.50 per share in the quarter, compared to $0.13 for the same quarter a year ago.

For the year ended December 31, 2020, revenues were $2.77 billion, a 15% increase relative to the prior year. Adjusted EBITDA was $283.7 million, up 21%, and Adjusted EPS was $3.46, up 15% versus the prior year of $3.00. GAAP Operating Earnings were $169.4 million, compared to a GAAP Operating Loss of $174.4 million in the prior year period, reflecting the settlement of the long-term incentive arrangement (“LTIA”) with FirstService’s Founder and Chairman in the amount of $314.4 million during the second quarter of 2019. GAAP earnings per share was $2.02 versus a GAAP loss per share of $6.58 in the prior year.

“We capped off the year with a very strong fourth quarter, largely driven by organic growth,” said Scott Patterson, Chief Executive Officer of FirstService. “We are proud of our performance throughout 2020, demonstrating strength and stability in the face of the pandemic, and we look forward to capitalizing on our growth opportunities as the environment improves,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the property services sector serving its customers through two industry leading platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates approximately US$2.8 billion in annual revenues and has approximately 24,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Segmented Fourth Quarter Results
FirstService Residential revenues totalled $362.5 million for the fourth quarter, up 4% relative to $347.1 million in the prior year quarter. This organic top-line growth was bolstered by strong ancillary services, particularly from robust home resales across North America and increased maintenance and project management activity in certain markets. Adjusted EBITDA was $35.5 million, compared to $29.8 million reported in the prior year period. GAAP Operating Earnings were $28.0 million, versus $23.3 million for the fourth quarter of last year. Margin improvement was due to higher margin ancillary revenue, primarily tied to home resales.

FirstService Brands revenues totalled $412.5 million, up 26% versus $328.5 million in the prior year period. The increase included 18% organic growth, with the balance from recent tuck-under acquisitions. Organic growth for the quarter was principally driven by Global Restoration, which continued to capitalize on weather-related and large loss claims arising from increased storm activity during the preceding third quarter. Adjusted EBITDA for the quarter was $48.6 million, up 28% versus the prior year quarter. GAAP Operating Earnings were $28.1 million, versus $13.9 million in the prior year quarter. The division EBITDA margin was relatively in line with the prior year quarter, while the operating earnings margin improved year-over-year due to accelerated intangible asset amortization in 2019 arising from the large Global Restoration acquisition.

Corporate costs, as presented in Adjusted EBITDA were $4.2 million in the fourth quarter, relative to $3.9 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $6.6, relative to $5.8 million in the prior year period.

Segmented Full Year Results
FirstService Residential revenues were $1.42 billion for the full year, slightly higher than in 2019. Our top-line was adversely impacted by COVID-related client facility closures, which affected our delivery of amenity management services for most of 2020. Adjusted EBITDA was $138.4 million, up 6% versus the prior year. GAAP Operating Earnings were $112.6 million, compared to $104.7 million in the prior year. Margin improvement was largely due to an increase in higher margin ancillary revenue, principally tied to strong home resale activity levels.

FirstService Brands revenues for the year totalled $1.36 billion, up 36% versus the prior year, comprised of 8% organic growth and the balance from recent acquisitions, including full-year contribution from the significant Global Restoration transaction, which closed in mid-2019. Organic revenue growth was strong at Global Restoration, which capitalized on increased storm-related activity relative to the prior year. Top-line growth within the division was tempered by a decline in our home improvement service lines, which were negatively impacted by COVID-related, government-mandated “stay at home” measures for a significant portion of the year. Adjusted EBITDA for the year was $155.1 million, up 31% relative to the prior year. GAAP Operating Earnings were $78.8 million, versus $60.6 million a year ago. The earnings margins in the division modestly declined due to the full-year contribution of lower margin Global Restoration operations in 2020.

Corporate costs, as presented in Adjusted EBITDA, were $9.8 million for the full year, relative to $13.7 million in the prior year, with the decrease primarily attributable to foreign exchange. On a GAAP basis, corporate costs were $21.9 million, relative to $339.7 million a year ago, with the decrease primarily attributable to the settlement of the LTIA in the second quarter of 2019.

Conference Call & Presentation
FirstService will be holding a conference call on Tuesday, February 9, 2021 at 11:00 a.m. Eastern Time to discuss the results for the fourth quarter and full year. The number to use for this call is toll-free 1) 1-888-241-0551 or 2) 647-427-3415 for international callers. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the Investors / Newsroom section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2019 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) settlement of the LTIA. The Company uses Adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2020	2019	2020	2019

Net earnings (loss)	$32,927	$13,568	$109,590	$(227,631)
Income tax	11,747	6,497	35,865	27,147
Other expense (income)	284	338	(361)	(6,015)
Interest expense, net	4,437	11,020	24,318	32,080
Operating earnings (loss)	49,395	31,423	169,412	(174,419)
Depreciation and amortization	25,203	28,524	98,382	79,557
Settlement of long-term incentive arrangement	-	-	-	314,379
Acquisition-related items	2,548	2,166	4,300	7,539
Stock-based compensation expense	2,748	1,744	11,628	8,126
Adjusted EBITDA	$79,894	$63,857	$283,722	$235,182

2. Reconciliation of net earnings and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per share:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) a stock-based compensation tax adjustment related to a US GAAP change; and (vi) settlement of the LTIA. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings per common share to Adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2020	2019	2020	2019

Net earnings (loss)	$32,927	$13,568	$109,590	$(227,631)
Non-controlling interest share of earnings	(513)	(1,612)	(6,354)	(7,874)
Settlement of long-term incentive arrangement	-	-	-	314,379
Acquisition-related items	2,548	2,166	4,300	7,539
Amortization of intangible assets	11,048	16,463	46,464	38,698
Stock-based compensation expense	2,748	1,744	11,628	8,126
Stock-based compensation tax adjustment for US GAAP change	-	-	-	(2,854)
Income tax on adjustments	(3,587)	(5,321)	(15,104)	(13,470)
Non-controlling interest on adjustments	(304)	(492)	(1,127)	(1,034)
Adjusted net earnings	$44,867	$26,516	$149,397	$115,879

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2020	2019	2020	2019

Diluted net earnings (loss) per share	$0.50	$0.13	$2.02	$(6.51)
Non-controlling interest redemption increment	0.24	0.17	0.37	0.42
Settlement of long-term incentive arrangement	-	-	-	8.13
Acquisition-related items	0.05	0.04	0.10	0.16
Amortization of intangible assets, net of tax	0.18	0.29	0.77	0.72
Stock-based compensation expense, net of tax	0.05	0.03	0.20	0.15
Stock-based compensation tax adjustment for US GAAP change	-	-	-	(0.07)
Adjusted earnings per share	$1.02	$0.66	$3.46	$3.00

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
	2020	2019	2020	2019

Revenues	$775,055	$675,594	$2,772,415	$2,407,410

Cost of revenues	528,272	453,072	1,871,798	1,634,097
Selling, general and administrative expenses	169,637	160,409	628,523	546,257
Depreciation	14,155	12,061	51,918	40,859
Amortization of intangible assets	11,048	16,463	46,464	38,698
Settlement of long-term incentive arrangement	-	-	-	314,379
Acquisition-related items (1)	2,548	2,166	4,300	7,539
Operating earnings (loss)	49,395	31,423	169,412	(174,419)
Interest expense, net	4,437	11,020	24,318	32,080
Other expense (income)	284	338	(361)	(6,015)
Earnings (loss) before income tax	44,674	20,065	145,455	(200,484)
Income tax	11,747	6,497	35,865	27,147
Net earnings (loss)	32,927	13,568	109,590	(227,631)
Non-controlling interest share of earnings	513	1,612	6,354	7,874
Non-controlling interest redemption increment	10,389	6,719	15,977	16,105
Net earnings (loss) attributable to Company	$22,025	$5,237	$87,259	$(251,610)

Net earnings (loss) per common share

Basic	$0.51	$0.13	$2.04	$(6.58)
Diluted	0.50	0.13	2.02	(6.58)

Adjusted earnings per share (2)	$1.02	$0.66	$3.46	$3.00

Weighted average common shares (thousands)
Basic	43,577	39,750	42,756	38,225
Diluted	44,091	40,141	43,184	38,662

(1)   Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2)   See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

	December 31, 2020	December 31, 2019

Assets
Cash and cash equivalents	$184,295	$121,198
Restricted cash	24,643	13,093
Accounts receivable	418,890	393,730
Other current assets	191,488	140,115
Current assets	819,316	668,136
Other non-current assets	14,970	11,824
Fixed assets	126,569	131,545
Operating lease right-of-use assets	153,185	132,893
Goodwill and intangible assets	1,082,500	1,011,071
Total assets	$2,196,540	$1,955,469

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$349,692	$241,670
Other current liabilities	102,266	80,369
Operating lease liabilities - current	35,315	30,622
Long-term debt - current	56,478	5,545
Current liabilities	543,751	358,206
Long-term debt - non-current	533,126	761,078
Operating lease liabilities - non-current	128,793	111,247
Other liabilities	96,093	66,150
Deferred income tax	41,345	58,239
Redeemable non-controlling interests	193,034	174,662
Shareholders' equity	660,398	425,887
Total liabilities and equity	$2,196,540	$1,955,469

Supplemental balance sheet information
Total debt	$589,604	$766,623
Total debt, net of cash	405,309	645,425

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
	2020	2019	2020	2019

Cash provided by (used in)

Operating activities
Net earnings	$32,927	$13,568	$109,590	$(227,631)
Items not affecting cash:
Depreciation and amortization	25,203	28,524	98,382	79,557
Settlement of long-term incentive arrangement	-	(38,218)	-	251,503
Deferred income tax	(11,715)	(10,431)	(18,054)	(8,988)
Other	4,152	1,258	12,307	2,258
	50,567	(5,299)	202,225	96,699

Changes in operating assets and liabilities	46,238	48,486	89,540	11,109
Net cash provided by operating activities	96,805	43,187	291,765	107,808

Investing activities
Acquisition of businesses, net of cash acquired	(34,052)	(24,747)	(98,559)	(579,863)
Disposal of business, net of cash disposed	-	-	-	13,030
Purchases of fixed assets	(8,514)	(12,520)	(39,415)	(46,628)
Other investing activities	(2,958)	(1,639)	(4,288)	(1,504)
Net cash used in investing activities	(45,524)	(38,906)	(142,262)	(614,965)

Financing activities
Increase (decrease) in long-term debt, net	(15,500)	(182,606)	(179,287)	429,859
Proceeds received on common share issuance	-	191,737	150,008	191,737
Sale (purchases) of non-controlling interests, net	(1,441)	2,761	(20,231)	(30,648)
Dividends paid to common shareholders	(7,189)	(5,886)	(27,448)	(22,044)
Distributions paid to non-controlling interests	-	-	(5,084)	(5,725)
Other financing activities	(1,303)	1,415	6,846	(2,037)
Net cash provided by (used in) financing activities	(25,433)	7,421	(75,196)	561,142

Effect of exchange rate changes on cash	725	187	340	462

Increase in cash, cash equivalents and restricted cash	26,573	11,889	74,647	54,447

Cash, cash equivalents and restricted cash, start of period	182,365	122,402	134,291	79,844

Cash, cash equivalents and restricted cash, end of period	$208,938	$134,291	$208,938	$134,291

Segmented Results
(in thousands of US$)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended December 31

2020
Revenues	$362,549	$412,506	$-	$775,055
Adjusted EBITDA	35,484	48,632	(4,222)	79,894
Operating earnings	27,951	28,064	(6,620)	49,395

2019
Revenues	$347,087	$328,507	$-	$675,594
Adjusted EBITDA	29,800	38,001	(3,944)	63,857
Operating earnings	23,309	13,927	(5,813)	31,423

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Year ended December 31

2020
Revenues	$1,415,121	$1,357,294	$-	$2,772,415
Adjusted EBITDA	138,424	155,100	(9,802)	283,722
Operating earnings	112,555	78,786	(21,929)	169,412

2019
Revenues	$1,411,998	$995,412	$-	$2,407,410
Adjusted EBITDA	130,583	118,298	(13,699)	235,182
Operating earnings (loss)	104,706	60,586	(339,711)	(174,419)

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566